               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                           FORM 10SB

          GENERAL FORM FOR REGISTRATION OF SECURITIES
            PURSUANT TO SECTION 12(b) OR (g) OF THE
                SECURITIES EXCHANGE ACT OF 1934

                    LAS VEGAS GAMING, INC.
    ---------------------------------------------------
    (Exact name of Company as specified in its charter)

NEVADA                              88-0392994
-------------------------------     -------------------
(State or other jurisdiction of     (I.R.S. Employer
incorporation or organization)	Identification No.)

6767 W. Tropicana Avenue, Suite 220
Las Vegas, NV 89103
-----------------------------------
(Address of principal executive offices)

Registrant's telephone number, including area code    702-248-1049
                                                      ------------

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                    Name of each exchange on which
to be so registered                    each class is to be registered

None							None


Securities to be registered pursuant to Section 12(g) of the Act:

           25,000,000 Authorized Shares of Common Stock
           --------------------------------------------
                      (Title of class)

                         TABLE OF CONTENTS

                                                                Page
COVER PAGE .....................................................   1

TABLE OF CONTENTS .............................................    2

PART I ........................................................    3

DESCRIPTION OF BUSINESS .......................................    3

DESCRIPTION OF PROPERTY .......................................   25

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES .......   25

REMUNERATION OF DIRECTORS AND OFFICERS ........................   27

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS ..   28

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS .....   29

SECURITIES BEING REGISTERED ...................................   32

PART II .......................................................   33

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
  EQUITY AND OTHER STOCKHOLDER MATTERS ........................   33

LEGAL PROCEEDINGS .............................................   33

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS .................   33

RECENT SALES OF UNREGISTERED SECURITIES .......................   33

INDEMNIFICATION OF DIRECTORS AND OFFICERS .....................   34

PART F/S ......................................................   36

FINANCIAL STATEMENTS ..........................................   36

PART III ......................................................   37

INDEX TO EXHIBITS .............................................   37

SIGNATURES ....................................................   38

                              PART I

The issuer has elected to follow Form 10-SB, Disclosure
Alternative 2.

Item 6.  Description of Business

Las Vegas Gaming, Inc. (the "Company") is in the business of developing, marketing and distributing casino games and related supplies. Currently, the Company owns the rights to a number of games, including, among others, "Nevada Numbers", "Las Vegas Numbers", and "4-Play Amore". In addition, the Company has purchased the assets of Back to Back Gaming, Inc. ("B2B"), which included the rights to "B2B Roulette".

The Company currently intends to focus its efforts on the development and operation of its keno games and routes in Nevada. A "route", as the term is typically used by the gaming industry, generally refers to the situation where a company owns, operates and services a game or games at various third-party venues (generally casinos). In such a route, the Company would act as the "bank" (money handler), in that it would collect the wagers and pay out winners, and, in exchange for the use of the location where the game is run, would pay rent to the casino and/or a percentage of the game's revenues.

In order to be able to share in any revenues from gaming through a route or otherwise, a person or entity must be licensed by the state where the game is operated. The Company is currently in the process of applying for its gaming license with the state of Nevada. Such an application is a complicated process that will involve an extensive review of the backgrounds of the officers, directors and large shareholders of the Company as well as other matters relating to its operations. No assurance therefore can be given that the Company will be able to obtain such a license and thus while it would continue to be able to offer its games, it would not be able to share in the revenues and operate its planned Nevada keno route.

CORPORATE ORGANIZATION

Incorporation

The Company was incorporated pursuant to the laws of the State of Nevada on April 28, 1998.

Subsidiaries

The Company does not have any subsidiaries.

GAMES

1. Nevada Numbers

Nevada Numbers is a variation on the game of keno, commonly played
in Nevada casinos.   Keno is a game in which bets are made and
recorded on a keno ticket. This ticket contains eighty numbered squares which correspond exactly to the 80 numbered balls in a casino cage. A player may typically choose to play between three and twenty different numbers. The player marks on the ticket which numbers he has chosen, usually with an "X". Twenty out of the eighty numbers are then drawn by the keno operator each game, and those numbers are displayed on a keno board. After all the numbers have been drawn, a player compares the numbers chosen on his keno ticket with the numbers on the keno board. The more numbers that match, the more money the player wins. Payouts may vary from casino to casino and players must check the applicable payoff chart to determine their winnings, if any. The money wagered, the total amount of numbers selected, and the total quantity of matching numbers determine the size of a player's payoff, if any.

Nevada Numbers differs from this classic form of keno in that fewer numbers (typically four or five, rather than twenty) are drawn by the operator. In addition, as the Company plans to play the game, it may have a "linked" and "progressive" feature at certain casinos. Linking is the process of tying together otherwise separate games held at different unassociated casinos (locations not under common ownership) into one. In other words, players at several different locations all choose numbers which are matched to the same five number draw. A game is "progressive" when the jackpot grows in amount each time there is no winner. In order to create a progressively growing jackpot, the ticket price
(bet) is made slightly higher for each game played, with the extra amount going to the added pot. After a progressive jackpot is won, the winning player may be paid the jackpot in the form of an annuity for twenty years or a present-value lump sum amount. The jackpot resets to a minimum amount from which it will increase until it is won again.

The process of linking games and creating a progressive pot provides an enticement to players of larger winnings. Until the Company is properly licensed, it is only able to link and offer progressive games among "associated" casinos or properties (a process referred to as "Satelliting," see below), and it cannot share in the profits of the games - it can only charge a flat royalty or rental fee for the licensing of the game and equipment. As a result, participating casinos, rather than the Company, are responsible for making reports to the Nevada Game Control Board and for complying with all gaming laws and regulations in the conduct of the game.

The following is a sample anticipated payout table for a winning ticket in Nevada Numbers:

Price per five pick ticket		$2.00 - $2.50

Match                         Ticket Pays
-----                         -----------
5                             $2,000,000 (without progressive jackpot)
4                             $50,000
3                             $100
2                             $5
1                             None

Drawings are planned to be held at least daily.

The Company currently does not have any contracts with any casinos for the offering of this game.

a. Nevada Bonus Numbers

Nevada Bonus Numbers works in exactly the same manner as Nevada Numbers, except that it is planned to be linked and progressive at "unassociated" properties (locations owned by different entities or individuals) and run as a route by the Company. It would also only involve one number draw per day. Because of the licensing requirement mentioned above, the game in this format can only be offered by the Company once it obtains a gaming license in the state of Nevada.

The following is a sample anticipated payout table for a winning ticket in Nevada Bonus Numbers:

Price per five pick ticket		$2.50

Match                         Ticket Pays
-----                         -----------
5                             $2,000,000 (plus progressive jackpot)
4                             $10,000
3                             $100
2                             $3
1                             None

The Company currently does not have any contracts with any casinos for the offering of this game.

b. Las Vegas Numbers/The American Lottery

The "American Lottery" is the name for another keno based game which is virtually identical to Nevada Numbers. The only difference is that it is planned to be offered exclusively in Native American casinos across the United States, in a linked and progressive manner. The term "lottery" is used to convey to potential players that the game has substantial progressive jackpots not found in ordinary Keno games. As in Nevada Numbers, players can win with as few as two out of five numbers correct, payouts increase as a player chooses more correct numbers and players who have selected five out of five numbers correctly win $2,000,000 plus the progressive jackpot. As this game is currently under development, however, it is possible the final version of this game could vary substantially from this description. Specifically, the Company has not finalized the amount of winning numbers that will be chosen.

A version of this game is being planned for the non-tribal gaming
market in Nevada.   The current working name for this game in
Nevada is "Las Vegas Numbers," which will likely be similar to the American Lottery in all material respects.

The following is a sample anticipated payout table for a winning ticket in the American Lottery:

Price per five pick ticket		$2.00 -$2.50

Match                         Ticket Pays
-----                         -----------
5                             $2,000,000 (plus progressive jackpot)
4                             $20,000
3                             $100

2                             $3
1                             None

There are currently no contracts with casinos for this game;
negotiations, however, are pending with several casinos.

d.  4-Play Amore

4-Play Amore is also a form of keno, only in the case of this game four numbers are chosen by the game operator rather than 20 or 5. If a player matches all four numbers correctly, that player wins a fixed jackpot. As with Nevada Numbers and Nevada Bonus Numbers, this game can be played with a progressive feature or not.

The following is the sample anticipated payout table for a winning ticket in 4-Play Amore:

Wager  1 Out of 4  2 Out of 4  3 Out of 4  4 Out of 4
-----  ----------  ----------  ----------  -----------
$2.00  No Winner   $100.00     $1,000      $150,000
                                           (non-Progressive)
$2.50  No Winner   $100.00     $1,000      $150,000 +
                                           Progressive Jackpot

Currently, the Company has licensed the operation of this game to the Lady Luck Casino in Las Vegas, Nevada.

2. BonusKeno or Quick-Pic Keno

"BonusKeno" or Quick-Pic Keno is another variation on the game of keno. The key difference in this game is that the winning numbers (20 of them out of 80) have all been pre-picked before the game is played and the player receives a pre-marked ("swiped") card. The player can buy a card with 4, 5, 6 or 8 numbers already swiped. All BonusKeno cards are sealed so that no one will know the numbers on the cards until they are opened. Once a player has unsealed the card, he can compare his ticket to the pre-picked winning numbers on the BonusKeno monitor to determine if he is a winner.

For security purposes, the cards used in the BonusKeno game are prepared using a process called "micro-printing", which is an
encrypted bar code.   A random swipe generator produces the card.
Neither the manufacturer nor the casino knows what swipes are on the inside of any one card. These cards are then sold and verified using a point-of-sale system. The reverse side of each ticket bears the payout for that particular game.

BonusKeno cards are valid for the entire Keno session, usually two hours. The pre-marked BonusKeno cards allow Keno players the ability to keep playing. Standard Keno requires players to wait for a game to close and new numbers to be drawn before they can play again. BonusKeno gives players the opportunity to purchase a card, open it and then play again with the BonusKeno numbers already posted. Winning cards can then be immediately redeemed. The faster turnaround encourages players to play more. Prices for tickets are expected to be $1 each.

The Company is focusing on third world countries in marketing this game. Efforts are currently underway to start the game in Nigeria and Costa Rico.

3. Back to Back (B2B) Roulette

B2B Roulette is an enhancement on the existing game of roulette. In the regular American version of Roulette ("Roulette"), there is a layout on a table of 38 numbers (1 through 36, plus 0 (zero) and 00 (double-zero). Each of these numbers corresponds to a matching number on a Roulette Wheel (the European version is identical with the exception that there is no double-zero). In Roulette, a player can place eleven (11) types of wagers, with each wager having different payouts. As a general rule, a player's wager is reflected by where he places his chip(s) and what it touches on the layout. Chips represent various denominations of currency, typically 50 cents, $1, $5, $25, $100, and so forth. The Roulette Dealer (the "Dealer"), an employee of the casino, spins the Roulette Wheel in one direction and a small ball in the opposite direction. Bets may be placed until the Dealer announces: "No more bets." When the ball comes to rest in a given slot on the Roulette Wheel, winning bets are paid according to their respective payouts and losing bets are removed and kept by the casino. If, for example, the ball lands in the slot marked "12", any player whose bet related to the number 12 on the layout would be considered a winner.

B2B Roulette provides a player with the ability to place a side bet on this traditional game format. After a player has made his normal Roulette bet, the player has the opportunity to give the Dealer at least one of his $1 chips (the chip denomination is subject to change according to the policy of each casino) and call out a number as a "B2B side bet". All B2B side bets are $1
regardless of the amount of the original bet.   A player may make
as many B2B side bets as he chooses, but only one chip is allowed per number per player. If the player wins the first time, the bet rides (the bet remains in play and the player is not allowed to remove the bet). At that point, new players are prevented from wagering on that particular number. If the number selected by the player then comes up on the immediately succeeding spin (i.e., twice in a row) the player wins a bonus payout of $1,000 based on the $1 bet. If the number comes up on a third successive spin, the player wins either a larger fixed payout ($10,000) (the "Fixed Jackpot") or a progressive jackpot (the "Progressive Jackpot"), depending on how the game is set up at the particular casino.

There are approximately four (4) Fixed Jackpot versions of B2B Roulette installed in two casinos in Nevada and Mississippi. The Company has been approved to sell the Progressive Jackpot version in Nevada, but, until properly licensed, may not share in the game's profits.

The Progressive Jackpot is won via the same B2B side bet as in the fixed version. However, a portion of this B2B side bet goes to a side meter reflecting the current progressive jackpot amount. A computer sensor board senses the amount of the wager and performs the calculations to adjust the progressive jackpot meter.

The Company believes that B2B Roulette will encourage current roulette players to play with greater frequency and for longer periods of time and will attract new roulette players who are typically less attracted to standard table games. Individual progressive versions of B2B Roulette can be linked together between associated properties (Satellited) as well as among tables at the same location.

The Company has entered into a marketing arrangement with Technical Casino Supplies, Ltd. ("TCS"), a major international supplier of roulette products and gaming supplies, to distribute the Fixed Jackpot game outside the United States to hotel-casinos throughout the world. The Company is currently negotiating a similar deal with TCS for the progressive version as well as to handle all distribution and sales within the US for all B2B Roulette versions.

The tracking control system the Company presently uses in B2B Roulette will be supplied exclusively by TCS in an agreement that will be finalized later. If necessary, the Company believes that it could identify alternative sources of supply; however, there can be no assurance that the Company would be able to procure, substitute or produce such components without a significant interruption and cost in its assembly process in the event that TCS is unable or unwilling to provide these components.

Due to gaming licensing laws in Nevada, the Company is currently unable to share with casinos in the profits garnered through the game. The Company is, however, permitted to lease or license the rights to the games and earn revenues thereby.

SOFTWARE DEVELOPMENT

The software for the keno games described herein (except for BonusKeno) have been, or are being, developed by Imagineering Systems, Inc. ("Imagineering"). The Company has agreed to pay Imagineering a fixed amount (4 cents) per game ticket sold in exchange for developing a game's software. The Company owns the proprietary rights to the software developed by Imagineering and Imagineering is precluded from developing, or participating in the development of, any similar game that would be offered to the public. Imagineering's role is essentially a work-for-hire arrangement to write the software and upgrade the games as desired by the Company.

On November 18, 1999, the Company obtained an option to acquire all of the shares of Imagineering owned by Bill Williams, its President, in a private sale. Mr. Williams is also currently a Director of Las Vegas Gaming. This option was obtained in exchange for a loan to Mr. Williams from the Company in the amount of $25,000 and the promise to deliver to Mr. Williams 150,000 shares of Las Vegas Gaming Common Stock in the event the option is exercised. In the event the option is not exercised within 6 months, Mr. Williams is required to re-pay this loan at 8% interest over a five year period in semi-annual payments.

LICENSES AND RIGHTS

1. Keno in Puerto Rico

The Company has obtained the right to sell or lease keno games and equipment and provide software and hardware support to casinos in the island of Puerto Rico. Puerto Rico has approximately 17 licensed casinos. Currently, The Company holds the only license to sell or lease

Keno games and equipment in the Commonwealth of Puerto Rico, but has not, as yet, set up a Keno operation. In Puerto Rico, the Company is not allowed to "bank" a game, and thus any licensed casino the Company contracts with will be required to handle the wagers and winnings.

Puerto Rico Keno will require at least $75,000 for equipment, marketing, administrative costs and $100,000 in reserve capital for jackpot payoffs before it can be offered.

2. Nevada Keno Route:

The Company has applied for a license to operate a Keno route in the State of Nevada. Currently, the Company does not operate any Keno games in the State of Nevada and will not before it becomes licensed. The licensing process is expected to cost approximately $100,000.00 and take approximately six months to complete.

The process involves a formal application to the Nevada Gaming Control Board, followed by several months of investigation into the background of all the principals involved in the operation of the Company, including any 10% shareholders. The results of these investigations are then discussed in meetings with the Gaming Control Board staff and eventually a full hearing is held before the Nevada Gaming Control Commission to determine whether a license will be granted. As this process is quite extensive and involves individual examinations of officers, directors and shareholders, there can be no assurance that the Company will be able to obtain such a license, or that, if it is obtained, it will be completed within the timeframes expected or desirable for the Company's business plans.

The Nevada Keno Route will require at least $75,000 for equipment, marketing and administrative costs.

BUSINESS DEVELOPMENT STRATEGY AND PLAN OF OPERATIONS

The Company's business plan is to develop and offer enhanced versions of existing casino games. The Company believes that offering players a more entertaining and engaging experience will entice them to play its games. The Company does not intend, at this time, to manufacture games or operate casinos. Rather, the Company plans to contract with third-parties to develop and manufacture its games, and then to sell, license or make other arrangements with casino operators to have its games played in their casinos.

While the Company will continue to consider various opportunities for marketing its various games and rights, it's current plan is to focus it's efforts on obtaining a gaming license in the state of Nevada so that it can share in the profits of its games and offer a keno route in the state. This route is expected to focus around a linked and progressive version of Nevada Bonus Numbers.

Linking and Satelliting of Games

A fundamental trait of all progressive games is that they are connected to other machines in a way that a portion of every bet made at each linked game is funneled electronically to the progressive jackpot. The Company can connect, or has plans to connect, its games in one of two ways: linking or satelliting.

"Linking" refers to the process of connecting games at different locations so that they are playing the same game. These machines may be located at unrelated properties (i.e., gaming properties without any financial, management, or other ties to each other) or at associated ones. For Keno-based games, numbers could be chosen from any approved location, whether it be the Company's offices or in a casino. The results of the number draw are transmitted electronically to all linked properties, immediately and simultaneously.

The Company does not currently have the proper license link its games at unrelated properties, but is currently working with Imagineering to achieve this capability.

Keno can also be "satellited". This means a game is connected but only among associated properties (i.e., properties under the same ownership or management group). Satellite keno is one game, run by a master computer with several ticket outlets in other locations, connected by a telephone line. A master computer, "ball draw" equipment and printers are installed at the host
casino.  The master computer runs the game.   The results of the
game are communicated through the dedicated telephone lines to the satellite computers located at the associated properties. Each casino is responsible for the results of the tickets they sell. The Company currently possesses the means to satellite its progressive jackpot games at associated properties.

Manufacture, Installation, Training and Maintenance of Games

All games owned by the Company are manufactured by outside companies.

The responsibility for installing and maintaining games depends on the type of game and the individual arrangement reached with the participating casino. The Company provides initial training of casino personnel on the game. For Keno games, the Company provides all the necessary hardware, software, signage, training and maintenance support through an independent company.

Casinos can have Nevada Numbers and/or Nevada Bonus Numbers installed on their existing keno machines if they are currently using the Imageplus, Imagineering Keno System. A progressive server would, however, need to be installed, but takes up little counter space.

Casinos without Imageplus can be provided with a Netstar Mega 2000 System. This system is independent and requires a small amount of counter space. System components include a master computer, sign computer, printer, wedge computer and a ticket printer. A site survey is required prior to the installation of such a system.
The site survey typically takes several hours and installation will usually take one full day.

Marketing

The Company sells its games directly to Casinos through sales people. Initial contact is made either from mailing of marketing materials or referrals to keno or casino managers. The Company will not directly market its games to the general public.
Instead, the staff at the Company plans to work with the marketing department of the casinos that offer its games to tailor a marketing plan for that particular casino. The Company anticipates that a portion of each keno ticket sold will be used to promote the game, with the casinos themselves putting up any initial funding for the marketing efforts prior to actual sales. Advertising within a casino property may include table tents, flyers, slot toppers and show cards to stimulate curiosity and game play.

After getting its license, the Company plans to aggressively market and advertise the game Nevada Bonus Numbers throughout the state of Nevada via billboards, radio, and television advertisements. It is anticipated that 24 cents out of every ticket purchased will be spent on advertising Nevada Bonus Numbers and the casinos offering the game. All participating casinos are expected to be part of these advertising campaigns.

Competition

Competition among gaming equipment suppliers and among individual games is strong and presents a significant barrier to entry as well as growth. The most direct competition to the Company's games is the traditional game of keno which is already well established in casinos throughout Nevada. Additional competition will also be faced from several relatively new progressive slot and table games, including Mega Bucks, Quarter Mania, Nevada Nickels and Caribbean Stud which provide the growing pot excitement targeted by the Company's progressive keno games.

In recent years, the market has not been dominated by any single entity. The Company's existing competitors, as well as many potential new competitors, have significantly greater financial and technical resources, more established customer bases and more established distribution channels than the Company. Moreover, because the Company is a start-up operation, it is more sensitive than an established business to the impact of competition.

Additionally, as more of these competitors enter into the marketplace, it is likely that the industry and the Company will experience a decrease in sales prices, reduced operating margins and a loss of market share at a later date.

In addition, it is a reasonable possibility that existing or new competitors could develop games that prove more attractive to casino operators and the gaming public. If these factors occur, they would have a significant impact on the future financial operating results of the Company.

Any one or a combination of the events or other setbacks to the Company's business could cause the Company to fail and an investor to lose his or her entire investment. There can be no assurance that the Company will be a successful competitor in the gaming industry.

B2B ASSET PURCHASE AGREEMENT

On July 10, 1998, the Company entered into an asset purchase agreement with B2B (the "Asset Purchase Agreement") to acquire all of its assets (collectively, the "B2B Assets"). Upon consummation of this transaction, the Company paid $375,000 and executed a promissory note to B2B in the amount of $125,000. The promissory note is amortized over a fifteen-year period with monthly payments of principal and interest at a rate of 8% per annum. The note is due and payable in full on its fifth anniversary in the year 2003. In addition, the Company has issued 75,000 restricted shares of its common stock to B2B shareholders as part of the consideration for the sale.

Originally as part of this Asset Purchase Agreement, the Company agreed to use its best efforts to register its common stock with the Securities and Exchange Commission and to have it trading in the over-the-counter market within one year. This provision was later waived by the mutual agreement of the parties.

The Company currently does not plan to market this game, but instead is engaging in discussions with TCS to license the game in exchange for a royalty or licensing fee .

DISTINCTIVE CHARACTERISTICS OF THE BUSINESS THAT MAY HAVE A
MATERIAL IMPACT ON FUTURE FINANCIAL PERFORMANCE

A number of factors distinctive to the Company's business may have a material impact on future financial performance, including:

1. Competition. As noted above, competition among gaming equipment suppliers and games is strong and presents a significant barrier to entry. Getting a game offered in a casino with typically limited floor and operating space is a difficult task with a high likelihood of failure. The failure to pass this barrier will have a significant negative impact on the future financial results of the Company.

2. Marketing. The Company's marketing plan is dependent upon the needs and acceptance of the Company's games by casino operators. Many of the Company's products are proprietary in nature and casino operators are reluctant to place gaming equipment in their casino from which they will have to share revenue and which may deplete revenues of other games for which they do not need to share revenue. The failure to attract enough demand from casinos will have a significant negative impact on the future financial results of the Company.

3. Products. The replacement cycle for many games provided by gaming equipment suppliers appears to be accelerating. There is mounting pressure in the industry to put out the next widely successful game. This gives the Company's games less time to be accepted by the gaming public and forces the Company to continually develop new games or be left behind in the marketplace. Development of new games is costly with uncertain rewards. The failure to attract enough demand from casinos and players alike will have a significant negative impact on the future financial results of the Company.

EMPLOYEES

As of January 31, 2000, the Company had 3 employees who are the officers of the Company. The Company does not plan to hire any additional employees in the foreseeable future.

The Company's three officers are Mr. Russell R. Roth, President, CEO, CFO, and Chairman, Mr. Gary G. Baldwin, Executive Vice President and Treasurer, and Mr. Mark F. Valenti, Executive Vice President and Secretary. All Company officers are also directors of the Company.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

A patent application for the Company's progressive keno games was made by Mr. Mark Valenti as inventor/applicant. Mr. Valenti assigned his rights in this application to the Company. This application seeks to obtain exclusive rights to conduct the keno style games described hereinabove. Currently, this patent application has the status of "Patent Pending" with the US Patent and Trademark Office. No assurance, however, can be given that any such a patent will ever be issued or, if issued, will withstand a challenge as to their validity. The Company has also applied for, and received, certain trademarks and copyrights for these games and their names.

Through the purchase of B2B, the Company obtained the intellectual property rights for B2B Roulette. A patent for B2B Roulette was recently issued.

The Company also has ownership rights to several trademarks and copyrights filed with the State of Nevada and US Patent and Trademark Office.

The Company intends to protect any future products it develops through a combination of patents, trademarks and copyrights.

RESEARCH AND DEVELOPMENT EXPENDITURES

The Company has not expended any funds for Research and Development and does not currently expect to expend any in the near future. New games have been and are generally purchased from persons or entities that have developed them in exchange for stock, cash or some combination of the two, and software or other technology development is provided by independent contractors in exchange for stock or royalty payments. In the case of the Company's keno games, with the exception of BonusKeno, the Company has agreed to pay Imagineering Systems, Inc. four (4) cents per keno ticket sold for the development of the software to be used in playing the games.

INDUSTRY BACKGROUND

Although the casino industry, and the gaming industry in general, has experienced substantial growth in the 1990's, that growth has slowed in recent years. Nevertheless, in the last ten years, Arizona, California, Colorado, Connecticut, Delaware, Florida,
Idaho, Illinois, Indiana, Iowa, Kansas, Louisiana, Michigan,
Minnesota, Mississippi, Missouri, Montana, Nebraska, New Mexico,
New York, North Dakota, Oregon, South Dakota, Texas, Washington,
Wisconsin and several provinces in Canada have joined Nevada and New Jersey in legalizing or expanding the legalization of various forms of casino gaming. In Canada, growth in these jurisdictions has occurred in both land-based casinos and riverboat/dockside casinos, which were first legalized in Iowa in 1989 and are now authorized in six states. In addition, the Indian Gaming
Regulatory Act of 1988 has led to
the development to date of more than 160 tribal casinos in Arizona, California, Colorado, Connecticut, Florida, Idaho, Iowa, Kansas,
Louisiana, Michigan, Minnesota, Mississippi, Montana, Nebraska, Nevada, New Mexico, New York, North Carolina, North Dakota, Oregon, South Dakota, Texas, Washington, and Wisconsin.

GOVERNMENT REGULATION

1. Potential Legal, Regulatory and/or Compliance Risk

The Company will be required to obtain licenses, approvals, and findings of suitability and Product approvals in all jurisdictions in which it intends to distribute its gaming products. The licensing and approval process will generally involve extensive investigations into: (1) the gaming products produced, (2) the Company itself, and (3) the Company's officers, directors, employees and principal shareholders, and can require significant expenditures of time and resources. In addition, gaming regulatory authorities have broad discretionary powers and may deny applications or revoke approvals on any basis they deem reasonable. There is no guarantee that the Company, its products or its personnel will receive or be able to maintain any required approvals.

The Company has received approval to distribute its Fixed Jackpot and Progressive Jackpot version of B2B Roulette in Nevada, and only the fixed version in Mississippi and Iowa. The Company has also received approval to distribute its Nevada Numbers games in Nevada. These approvals and the underlying gaming regulations, however, are subject to change. The Company cannot predict the nature of any such changes or their impact on the Company in the future. Notwithstanding these approvals, the Company continues to be unlicensed in Nevada and therefore may not share in the profits of any gaming activities in the state.

Potential shareholders should note that any beneficial holder of an equity interest in the Company may be subject to investigation by any gaming authority in any or all jurisdictions in which the Company does business, if such authorities have reason to believe that such ownership may be inconsistent with the state's gaming policies. Persons who acquire beneficial ownership of more than a certain designated percentage of the Company's common shares, may be subject to certain reporting and qualification procedures. In addition, changes in control of the Company and certain other corporate transactions may not be effectuated without the prior approval of the gaming authorities in those jurisdictions, in which the Company does or anticipates doing business. Such regulatory provisions could adversely affect the marketability, if any develops, of the common shares and could prevent certain corporate transactions, including mergers or other business combinations.

2. Gaming Regulations and Licensing

In General

The Company and its products are subject to strict governmental regulations in most jurisdictions in which its products are sold or are used by persons or entities licensed to conduct gaming activities. Such gaming regulations vary from jurisdiction to jurisdiction and the classification and level of the regulatory licensing, approvals and compliance to which the Company and its products must conform also vary by jurisdiction.

In certain jurisdictions, the Company may be operating pursuant to temporary waivers or approvals. There can be no assurance that such temporary waivers or approvals will be maintained or become permanent. Failure by the Company to obtain, or the loss or suspension of, any necessary licenses, approvals or suitability findings would prevent or restrict the Company from operating, selling or distributing its products in the applicable jurisdictions. Such failure or loss could have a material adverse effect on the Company.

In the event gaming authorities determine that an officer, director, key employee, stockholder or other person of the Company is unsuitable to act in such a capacity, the Company will be required to terminate its relationship with such person or lose its operating rights and privileges in that jurisdiction. In either case, this will likely have a material adverse effect on the Company. Such a finding of unsuitability could have a material adverse effect on the Company. There can be no assurance that the Company or its subsidiaries will obtain all the necessary licenses and approvals or that its officers, directors, key employees, their affiliates and certain other stockholders will satisfy the suitability requirements in each jurisdiction in which its products are sold or used by persons licensed to conduct gaming activities. The failure to obtain such licenses and approvals in one jurisdiction may affect the Company's licensure and/or approvals in other jurisdictions. In addition, a significant delay in obtaining such licenses and approvals could have a material adverse effect on the business prospects of the Company.

The Company's products, B2B Roulette and Nevada Numbers, are generally classified as "associated equipment." Associated equipment is equipment that is not classified as a "gaming device," but which has such an integral relationship to the conduct of licensed gaming that regulatory authorities have discretion to require suppliers of such systems to meet licensing suitability requirements prior to or concurrent with the use of such equipment in the respective jurisdiction. Regulatory authorities generally must approve associated equipment in advance.

The Company, or its distributor, has complied in all material respects with the associated equipment approval process in each jurisdiction in which it has sold B2B Roulette and Nevada Numbers. Although the Progressive Jackpot version of B2B Roulette is generally classified as "associated equipment," the proposed participation by the Company in the revenues of the Progressive Jackpot version of B2B Roulette will require the licensure of the Company and its officers, directors and key employees. The Company has not as yet obtained such a license.

Nevada Regulatory Issues

The Company is subject to the Nevada Gaming Control Act (the "Nevada Act"), and to the licensing and regulatory control of the Nevada State Gaming Control Board (the "Nevada Board"), the Nevada Gaming Commission (the "Nevada Commission"), and various local, city and county regulatory agencies (collectively, the "Nevada Gaming Authorities").

The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things: (1) the character of persons having any direct or indirect involvement with gaming to prevent unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;
(2) application of appropriate accounting practices and procedures; (3) maintenance of effective control over the financial practices and financial stability of licensees, including procedures for internal fiscal affairs and the safeguarding of assets and revenues; (4) record-keeping and reporting to the Nevada Gaming Authorities; (5) fair operation of games; and (6) the raising of revenues through taxation and licensing fees.

Officers, directors and certain key employees of the Company may be required to be licensed by the Nevada Commission, and employees associated with gaming must obtain work permits which are subject to immediate suspension under certain circumstances. An application for licensure may be denied for any cause deemed reasonable by the issuing agency. Changes in licensed positions must be reported to the issuing agency. In addition to its authority to deny an application for a license, the Nevada Commission has jurisdiction to disapprove a change in position by such officer, director or key employee. The Nevada Commission has the power to require licensed gaming subsidiaries to suspend or dismiss officers, directors or other key employees and to sever relationships with other persons who refuse to file appropriate applications or whom the authorities find unsuitable to act in such capacities.

The Nevada Commission may also require anyone having a material relationship or involvement with the Company to be found suitable or licensed, in which case those persons are required to pay the costs and fees of the Nevada Board in connection with the investigation. Any person who acquires more than 5% of the Company's voting securities must report the acquisition to the Nevada Commission; any person who becomes a beneficial owner of 10% or more of the Company's voting securities will be required to apply for a finding of suitability. Under certain circumstances, an "Institutional Investor," as such term is defined in the regulations of the Nevada Commission, which acquires more than 10% but not more than 15% of the Company's voting securities, may apply to the Nevada Commission for a waiver of such finding of suitability requirements, provided the institutional investor holds the voting securities for investment purposes only.

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Commission may be found unsuitable. The same restrictions apply to a beneficial owner if the record owner, after request, fails to identify the beneficial owner. Any security holder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the Common Stock beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a gross misdemeanor. The Company is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a security holder or to have any other relationship with the Company, the Company: (1) pays that person any dividend or interest upon voting securities of the Company;
(2) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person; or
(3) gives remuneration in any form to that person. If a security holder is found unsuitable, the Company may itself be found unsuitable if it fails to pursue all lawful efforts to require such unsuitable person to relinquish his or her voting securities for cash at fair market value. Additionally, the Clark County authorities have taken the position that they have the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming license.

The Nevada Commission may, in its discretion, require holders of a debt or equity security of a corporation registered under the Nevada Act to file applications, be investigated and be found suitable to own the debt or equity security of a registered corporation. The applicant security holder is required to pay all costs of such investigation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the regulations of the Nevada Commission, the registered corporation may be sanctioned, including the loss of its approvals, if, without the prior approval of the Nevada Commission, it: (1) pays to the unsuitable person any dividends, interest or any distribution whatsoever; (2) recognizes any voting right by such unsuitable person in connection with such securities; (3) pays the unsuitable person remuneration in any form; or (4) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

The Company is required to maintain a current stock ledger in Nevada which may be examined by the Nevada Commission at any time, and to file with the Nevada Commission, at least annually, a list of its stockholders. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Commission. A failure to make such disclosure may be grounds for finding the record holder unsuitable. The Company will also be required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require the Company's stock certificates to bear a legend indicating that the securities are subject to the Nevada Act and the regulations of the Nevada Commission. However, to date, the Nevada Commission has not imposed such a requirement on the Company.

The Company may not make a public offering of its securities without the prior approval of the Nevada Commission if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or retire or extend obligations incurred for such purposes. Also, changes in control of the Company through merger, consolidation, acquisition of assets, management or consulting agreements or any form of takeover cannot occur without prior investigation by the Nevada Board and approval of the Nevada Commission.

Pursuant to Nevada law, the Company and its affiliates, including any subsidiaries, may engage in gaming activities outside Nevada ("foreign gaming") without seeking the approval of the Nevada Commission provided that such activities are lawful in the jurisdiction where they are to be conducted and that certain information regarding the foreign operation is provided to the Nevada Board on a periodic basis. The Company may be disciplined by the Nevada Commission if it knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fails to conduct the foreign operation in accordance with the standards of honesty and integrity required by Nevada gaming regulations, engages in activities that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employs a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of unsuitability.

Other Jurisdictions

Although the regulatory schemes in other jurisdictions are not identical, their material attributes are substantially similar, as described below.

The manufacture, sale and distribution of gaming devices and the ownership and operation of gaming facilities in each jurisdiction are subject to various provincial, state, county and/or municipal laws, regulations and ordinances, which are administered by the relevant regulatory agency or agencies in that jurisdiction (the "Gaming Regulators"). These laws, regulations and ordinances primarily concern the responsibility, financial stability and character of gaming equipment manufacturers, distributors and operators, as well as persons financially interested or involved in gaming or liquor operations.

In many jurisdictions, manufacturing or distributing gaming supplies may not be conducted unless proper licenses are first obtained. An application for a license may be denied for any cause, which the Gaming Regulators deem reasonable. In order to ensure the integrity of manufacturers and suppliers of gaming supplies, most jurisdictions have the authority to conduct background investigations of the Company, its key personnel and significant stockholders. The Gaming Regulators may at any time revoke, suspend, condition, limit or restrict a license for any cause deemed reasonable by the Gaming Regulators. Fines for violation of gaming laws or regulations may be levied against the holder of a license and persons involved.

Federal Regulation

The Federal Gambling Devices Act of 1962 (the "Johnson Act") makes it unlawful, in general, for a person to manufacture, deliver, or receive gaming machines, gaming machine type devices and components across state lines or to operate gaming machines unless that person has first registered with the Attorney General of the United States.

The Company has complied with such registration requirements. In addition, the Johnson Act imposes various record keeping equipment identification requirements. Violation of the Johnson Act may result in seizure and forfeiture of the equipment, as well as other penalties.

The Company is required to renew its registration annually.

Native American Gaming Regulation

Gaming on Native American lands, including the terms and conditions under which gaming equipment can be sold or leased to Native American tribes, is or may be subject to regulation under tribal ordinances, the terms of compacts between the tribe and the host state, the Indian Gaming Regulatory Act of 1988 ("IGRA"), which is administered by the National Indian Gaming Commission
(the "NIGC") and the Secretary of the U.S. Department of the Interior (the "Secretary"), and also may be subject to the provisions of certain statutes relating to contracts with Native American tribes, which are administered by the Secretary. The regulations and guidelines under which the NIGC and the Secretary will administer IGRA are incomplete and evolving. IGRA also is subject to interpretation by the NIGC and the Secretary, and may be subject to judicial and legislative clarification or amendment.

IGRA prohibits substantially all forms of commercial gaming on Native American lands, including gaming involving slot machines and gaming devices, unless: (1) the tribe on whose lands the gaming will take place has adopted an ordinance which has been approved by the NIGC authorizing and regulating such gaming, and
(2) the state in which the gaming will take place permits such gaming by any person for any purpose. If the commercial gaming involves slot machines and gaming devices, IGRA also requires that the tribe and the state have entered into a written agreement (a "tribal-state compact") that specifically authorizes such types of commercial gaming, and that has been approved by the Secretary, with notice of such approval published in the Federal Register.

Tribal-state compacts vary from state to state. Many require that equipment suppliers meet ongoing registration and licensing requirements of the state and/or the tribe, some establish equipment standards that may limit or prohibit the placement of progressive games on Indian lands, and some impose background check requirements on the officers, directors, and shareholders of gaming equipment suppliers.

In addition to federal and state governmental requirements pertaining to gaming on Native American lands, Native American tribes are sovereign nations with their own courts and governmental systems. Under IGRA, tribes are required to regulate all commercial gaming under ordinances approved by the NIGC. Such ordinances may impose standards and technical requirements on gaming hardware and software, and may impose registration, licensing, and background check requirements on gaming equipment suppliers and their officers, directors, and shareholders.

Because of their sovereign status, Native American tribes possess sovereign immunity from suit. The Company intends to seek waivers of such immunity, where appropriate, from tribes with whom the Company does business, but there can be no assurance that such waivers will be obtained. If they are not, the extent of the Company's ability to enforce its agreements with Native American tribes will be severely circumscribed.

Under doctrines enunciated by the Supreme Court of the United States, federal and state courts are obliged, as a matter of law, to defer to the jurisdiction of tribal courts in litigation where tribal interests are substantially involved and where tribal courts may have jurisdiction. In such instances, if a tribal court hears the litigation, its determinations likely will be entitled to great deference in any state or federal court that later might be asked to hear the matter. These facts may affect the ability of the Company to effectively enforce its agreements with Native American tribes.

In addition to the foregoing, two federal statutes may have applicability to commercial gaming contracts with Native American tribes:

(a) Title 25, Section 81, of the United States Code states that "no agreement shall be made by any person with any tribe of Indians, or individual Indians not citizens of the United States, for the payment or delivery of any money or other thing of value .
 . . in consideration of services for said Indians relative to their lands... unless such contract or agreement be executed and approved" by the Secretary or his or her designee. Agreements for services relative to Native American lands which fail to conform with the requirements of this section will be void and unenforceable, and all money or other things of value paid under such void agreements is subject to judicial forfeiture in litigation, which can be brought by any person, in the name of the United States of America. The Company believes that sales of its B2B and Nevada Numbers systems are not "relative to Native American lands" because, although the Company's products ultimately may be used on Native American lands, the products themselves are not related to such lands, and give the Company no control over such lands. To date, the Secretary has not asserted that agreements for the sale of goods to Indian tribes require his approval under Title 25, Section 81, United States Code.

(b) Title 25, Sections 261-264, United States Code (the "Indian Trader Licensing Act" or "ITLA") creates a licensing requirement, and states that "any person other than an Indian of the full blood who shall attempt to reside in the Indian country, or on any Indian reservation, as a trader, or to introduce goods, or to trade therein, without such license, shall forfeit all merchandise offered for sale to the Indians or found in his possession, and shall moreover be liable to a Penalty of $500 . . ." The applicability of ITLA to the Company's sale of systems on Native American reservations is unclear.

Application of Future or Additional Regulatory Requirements

The Company intends to seek the necessary registrations, licenses, approvals and findings of suitability for the Company, its products and its personnel in other jurisdictions throughout the world where significant sales are anticipated to be made. However, there can be no assurance that such registrations, licenses, approvals or findings of suitability will be obtained or will not be revoked, suspended or conditioned or that the Company will be able to obtain the necessary approvals for its future products as they are developed in a timely manner, or at all. If a registration, license, approval or finding of suitability is required by a regulatory authority and the Company fails to seek or does not receive the necessary registration, license, approval or finding of suitability, the Company may be prohibited from selling its products for use in the respective jurisdiction or may be required to sell its products through other licensed entities at a reduced profit to the Company.


RISK FACTORS

The Company faces risks in executing its business plan and achieving revenues. The following risks are material risks which the Company faces. If any of the following risks occur, the business of the Company and its operating results and financial condition could be seriously harmed.

1. The Company's Short Operating History makes its business difficult to evaluate

The Company was incorporated on April 28, 1998 and it has no operating history or experience in developing, manufacturing, marketing or distributing casino games or related supplies upon which to base any projection as to the likelihood that the Company will prove successful. Thus, there can be no assurance that the Company will achieve profitable operations or even generate any operating revenues.

Potential investors should be aware that there is a substantial risk of failure associated with new businesses as a result of problems encountered in connection with their formation and commencement. These include, but are not limited to, unanticipated problems relating to the marketing and sale of a new service in the marketplace, the entry of new competition and unknown or unexpected additional costs and expenses that may exceed current estimates.

Accordingly, the Company's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in rapidly evolving markets such as gaming equipment. To address these risks, the Company must successfully implement its business plan and marketing strategies. The Company may not successfully implement all or any of its business strategies or successfully address the risks and uncertainties that it encounters.

2. Market risks

Any time a new product or service is introduced into a market, as in the case of the gaming products being offered by the Company, there is a substantial risk that sales will not meet expectations or even cover the cost of operations. General market conditions might be such that sales will be slow or even non-existent, and/or the product itself might not fit the needs of buyers enough to induce sales. While the Company anticipates the ability to sell its games to casinos, there is no way to predict the volume of sales that will occur or even if sales will be sufficient to support the future operations of the Company. Numerous factors beyond the control of the Company may affect the marketability of its gaming products. These factors include consumer demand, market fluctuations, the proximity and capacity of suppliers and government regulations, including regulations relating to gaming, taxes, royalties, insurance, and other controls. The exact effect of these factors cannot be accurately predicted, but it is possible they may result in the Company not receiving an adequate return on its invested capital.

To achieve commercial success, the Company's products must be accepted by both casino operators and gaming patrons. To date, the Company through arrangements with Imagineering is completing the development and production of Nevada Numbers. With respect to B2B Roulette, the Company has installed a number of the Fixed Jackpot version of B2B Roulette in two different casinos in Nevada and Mississippi. Because acceptance of the game by casino operators will ultimately depend on revenue per table, the game's success will depend on player acceptance. There can be no assurance that casino patrons will accept the games sold by the Company. With respect to Nevada Numbers, although it is a variation of keno, a long-standing casino game, there can be no assurance that casino patrons will accept Nevada Numbers.

In addition, there is a market risk specific to sellers of proprietary games offered to casino operators, like those that the Company intends to offer. Proprietary games are games where the equipment supplier retains ownership of the gaming equipment and leases or co-ventures the game itself to the casino. Casino operators have been careful about adding proprietary games to their floors since they are required by contract to pay a portion of their revenues to the equipment suppliers. To compensate for sharing their revenue, casino operators generally will not install proprietary games unless those games have the ability to generate substantially more than the average game of its type in that casino. The additional revenue offered by proprietary games must at least offset the payments to the equipment suppliers. Still, casino operators prefer to own game equipment fearing that the proprietary games are just taking revenue away from casino-owned games, rather than increasing overall revenue.


3. Jackpot Risk

There is a risk that a person may win a jackpot on one of the Company's games before sufficient revenue is generated to compensate for the payment. In order to insure for this risk, the Company has developed an on-going working relationship with SCA Promotions Inc. ("SCA"), the largest mega jackpot broker in the United States. SCA has arranged for New Hampshire Life Insurance Company to insure casinos for the $2 million jackpot offered in Nevada Numbers. The $2 million jackpot is payable in twenty equal annual installments of $100,000 each. No interest is paid to the player. Casinos may also choose to self-insure their major jackpot risk.

4. The Company has limited revenues

To date, the Company has derived only a limited amount of revenues from the offering of its games. Future revenues will depend on the Company's ability to successfully market existing products and to develop new products.

The Company plans to derive some of its revenue through revenue participation with casinos. Gross revenues are subject to substantial reduction due to the Company's sharing commitments. For example, revenue from keno ticket sales from the Company's progressive keno games must be divided among the casino, insurance, the progressive jackpot, marketing/advertising, and player winnings. Royalties per ticket sold must also be paid to Imagineering for software it has developed for the Company.

5. Operating results are difficult to predict

The Company's future financial results are uncertain due to a number of factors, many of which are outside the Company's control. These factors include:

a)	The uncertainty over whether the Company will reach
agreements to place its equipment in various casinos and upon what terms;

b)	The amount and timing of costs relating to development of the
Company's products;

c)	The announcement or introduction of competing products of
competitors;

d)	The uncertainty associated with obtaining a license in the
state of Nevada and any other state it later sells its' games; and

e)	General economic conditions and economic conditions specific to the gaming industry.

6. The Need for Additional Financing

The Company may require additional financing in order to complete its business plan. The Company has no agreements for additional financing and there can be no assurance that additional funding will be available to the Company on acceptable terms if necessary. If funding is not made available as and when necessary, the Company will not be able to continue operations.

7. The Company depends on its key employees

The operation of the Company depends to a significant degree on the efforts of its officers and directors, particularly the efforts of Russell Roth, Gary Baldwin, Mark Valenti and Bill Williams. The Company's officers and employees are bound by non-competition agreements and/or have significant ownership interests in the Company beyond their employment. Even so, there is no assurance that officers and employees will not leave the Company or compete against the Company in the future. The Company's failure to attract additional qualified employees or to retain the services of key personnel could have a material adverse effect on the Company's operating results and financial condition.

8. Limited Protection of Intellectual Property Rights and the Risk of Litigation

The Company's gaming products are proprietary in nature and the Company relies primarily on a combination of patent, trademark, copyright and trade secret laws as well as confidentiality/nondisclosure agreements to protect its proprietary rights in these products. The inventors of Nevada Numbers (and related keno games) and B2B Roulette have applied for a United States patent with respect to the method of play and apparatus of these games, and such applications have been assigned to the Company. Even though applications have been made, there can be no assurance that such patents will be issued or, if issued, that such patents will not be challenged. Further, the protections offered by patent, trademark, copyright and trade secret laws might not prevent a competitor from designing games that have an appearance and functionality that closely resembles B2B Roulette or Nevada Numbers. Also, the defense of intellectual property rights can be difficult and costly. There can thus be no assurance that the Company will be able to protect effectively its intellectual property rights from misappropriation by competitors.

In addition, as the number of software products in the gaming industry increases and the functionality of these products further overlaps, software developers and publishers may increasingly become subject to infringement claims. The Company may also become subject to such infringement claims, regardless of merit, that are brought by competitors or others. Although the Company is not currently aware of any infringement claim against it, there can be no assurance that the Company will not face such claims in the future. Any such infringement claim, litigation arising from such infringement claim and/or the eventual resolution of such infringement claim - particularly if adverse to the Company - would be costly and result in a diversion of management's attention from the Company's operations, and may have a material adverse effect on the Company's business and financial condition.

9. Limited Manufacturing Experience

In order for the Company to be successful, the Company's products must be manufactured to meet high quality standards, in commercial quantities, at competitive prices. The commercial manufacturing of the Company's games by its' contract manufacturers involves various risks and uncertainties including unforeseen costs or assembly difficulties and the possibility that anticipated efficiencies or economies of scale will fail to materialize. There is no assurance that the Company will successfully manage this process, which may result in a material adverse effect on the Company's business, operating results and financial condition.

10.  Dependence on Single-Source Suppliers

The Company currently intends to obtain certain components of its B2B Roulette game from one supplier. In particular, Technical Casino Supplies, Ltd. (TCS) of London, England will be supplying the tracking control system the Company presently intends to use in B2B Roulette. The Company has also entered into an agreement with Imagineering Systems, Inc. to supply equipment and programming skills for its Nevada Numbers games. The failure by any supplier to furnish the Company with any such components meeting the Company's performance specifications, quality standards or delivery schedules could have a material adverse effect on the Company's business, financial condition and results of operation.

11. Possible Slowing in Trend to Legalize Gaming

The opening of new casinos, including casinos in jurisdictions where gaming has recently been legalized, historically has driven growth in demand for roulette and Keno games. There can be no assurance that the recent trend among U.S. jurisdictions to legalize casino gaming will continue and that the current prospect of new jurisdictions legalizing gaming will not be reduced. A reduction in the growth of the gaming industry in terms of new casino openings, and casino expansions in existing and emerging legalized gaming jurisdictions would have a material adverse effect on the Company's business, financial condition and results of operation.

In addition, a stagnation or downturn in the economy of Nevada, or any jurisdiction in which the Company operates, or even the United States as a whole, could significantly depress the Company's revenues and have a material adverse effect upon the Company. As a non-diversified, start-up entity, the Company is particularly vulnerable to adverse economic conditions. As a result of any stagnation or a downturn in the economy, the Company could fail and an investor could lose his or her entire investment.

12. Management of Growth

The Company's development to date has required and is expected to continue to require, the full utilization of the Company's management, financial, and other resources, which to date has occurred without adequate working capital. The Company's ability to manage growth effectively will depend on its ability to improve and expand its operations, including its financial and management information systems, and to recruit, train and manage executive staff and employees. There can be no assurance that management will be able to manage growth effectively, and the failure to effectively manage growth may have a material adverse effect on the Company's results of operations.

13. Active Public Market May Not Develop; Possible Volatility of
Stock Price

Currently, there is no public market for the Company's common stock, and there can be no assurance that an active public market for this stock will develop or sustained. Moreover, the trading price of the Company's common stock, assuming the common stock is accepted for trading in the future, could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors and other events or factors. In addition, in recent years the stock market has experienced extreme price and volume fluctuations that have had a substantial effect on the market prices for many emerging companies which may be unrelated to the operating performance of the specific companies.


Item 7.  Description of Property

The Company rents office space on a month to month basis at 6767
W. Tropicana Ave., Suite 220, Las Vegas, Nevada, 89103.  The
Company also owns certain general office and gaming equipment and its software rights described herein.


Item 8.  Directors, Executive Officers and Significant Employees

The following information sets forth the names of the officers and directors of the Company, their present positions with the Company, and some brief information about their background. The
Company does not have a written employment agreement with any of its officers or directors.

Name              Age         Office(s) Held
----              ---         --------------

Russell R. Roth   53          President, Director

Gary G. Baldwin   48          Treasurer, Director

Mark F. Valenti   36          Secretary, Director

Bill R. Williams  65          Director

Russell R. Roth. Mr. Roth has been President, Chief Executive Officer, Chief Financial Officer and Chairman of the Company since April 1998. Since January 1995, Mr. Roth has been the feature writer, editor and co-owner of the Las Vegas Investment Report and has managed portfolios for a few select individuals. From September 1994 to April 1996, Mr. Roth served as President of National Investment & Tax Managers, Inc. From January 1987 to April 1993, Mr. Roth served as Chief Financial Officer of Sotheby's Holdings, Inc., an art auction company. At Sotheby's Holdings, Inc., Mr. Roth spearheaded the Company's initial public offering in 1988. From 1983 to 1986, Mr. Roth served as Chief Financial Officer of Cessna Aircraft Company where Mr. Roth coordinated a successful merger of the Company with General Dynamics Corp. From 1974 to 1983, Mr. Roth served in various financial capacities for Rockwell International and the Bendix Corporation. Mr. Roth received his Bachelors of Science in Economics from the University of Kansas in 1968 and his Masters of Business Administration from the University of Michigan in 1973.

Gary G. Baldwin. Mr. Baldwin has served as Executive Vice President and Director of the Company since April 1998. On August 13, 1999, he was voted into the position of Treasurer by the board of directors. Since April 1997, Mr. Baldwin has served as General Manager of TJ Wholesale. From 1995 to 1996, Mr. Baldwin served as General Manager of the Old Chicago Casino in Cripple Creek, Colorado. From 1993 to 1995, Mr. Baldwin served as General Manager of the St. Charles Riverfront Station in St. Charles, Missouri, and a casino property owned by Station Casinos, Inc. From 1989 to 1993, Mr. Baldwin served as Assistant General Manager of the Imperial Palace Hotel and Casino in Las Vegas, Nevada. From 1985 to 1989, Mr. Baldwin was co-owner of Norquist Construction Company. From 1984 to 1985, Mr. Baldwin served as General Manager of the Nevada Palace where he was licensed to participate in the profits of the hotel-casino. From 1978 to 1984, Mr. Baldwin was co-owner and served as General Manager/Casino Manager of the Landmark Hotel and Casino in Las Vegas, Nevada. From 1975 to 1978, Mr. Baldwin worked for the Nevada State Gaming Control Board as a Senior Financial Investigative Agent. In this capacity, Mr. Baldwin conducted and supervised major investigations throughout the United States and Europe on behalf of the Nevada State Gaming Control Board and worked with various federal, state and local agencies, such as the Federal Bureau of Investigations, the Bureau of Alcohol, Tobacco and Firearms, and state and local police departments.

Over the past twenty years, Mr. Baldwin has been active in the hotel-casino industry. Mr. Baldwin has been licensed on four separate occasions by the Nevada Gaming Commission and on one occasion by the Colorado gaming authorities. In addition, Mr.
Baldwin has also served as a gaming consultant to several Native
American Tribes, such as the Sault Ste. Marie Tribe of Chippewa
Indians, for the past fifteen years. Mr. Baldwin received his bachelors of Arts in Business Management from Biscayne College in Miami, Florida. Mr. Baldwin also received his Bachelors of Science in Accounting and his Masters of Business Administration from the University of Nevada-Las Vegas in 1974 and 1976, respectively.

Mark F. Valenti. Mr. Valenti has served as Executive Vice President and Director of the Company since April 1998. Since October 1997, Mr. Valenti has served as Vice President of Business Development of B2B where he developed B2B Roulette and successfully secured test sites and approvals for B2B Roulette. From June 1994 to November 1997, Mr. Valenti served as Director of Business Development for Hospitality Network, Inc. in Las Vegas, Nevada. From April 1991 to June 1994, Mr. Valenti served as General Manager of the Hampton Inn at Overland Park, Kansas. From January 1991 to April 1991, Mr. Valenti served as Assistant General Manager of the Holiday Inn at Syracuse, New York. From August 1989 to January 1991, Mr. Valenti served as General Manager of the Holiday Inn at Westwood-Los Angeles, California. From 1986 to 1989, Mr. Valenti worked in the hotel- hospitality industry in management-related capacities for various hotel properties. Mr. Valenti received his Bachelors of Science in Hotel Administration from the University of Nevada-Las Vegas in 1985 and his Bachelors of Science in Economics from the University of Nevada-Las Vegas in 1986.

Bill R. Williams. Mr. Williams was elected to the Board of Directors on November 2, 1999 at the Company's Annual Meeting. Mr. Williams is President of Imagineering Systems, Inc., a keno manufacturing and marketing company. Mr. Williams originally founded Imagineering's partnership in 1970, and then sold the company in 1978 to Advanced Media Technology, who then sold the company to Intermark Imagineering, Inc. in 1986. Mr. Williams retired in 1988. Since 1992, when Mr. Williams re-purchased the company and incorporated Imagineering Systems, Inc., he has been responsible for the day to day operations of this business. Mr. Williams is also President of Keno International, which is based in Reno, Nevada.

The Company does not have any written employment agreements with its officers or directors.

Terms of Office

Directors of the Company are appointed for one year terms to hold office until the next annual general meeting of the shareholders or until removed from office in accordance with the Company's by-laws. Officers of the Company are appointed by the Company's board of directors and hold office until removed by the board.


Item 9.  Remuneration of Directors and Officers

The following table sets forth certain information as to the Company's three highest paid officers and directors for its last fiscal year ended December 31, 1999. No other compensation was paid to any such officers or directors during this time period.

                     Summary Compensation Table

Name of Individual or         Capacities in which          Aggregate
Identity of Group             Remuneration was Received    Remuneration
---------------------         -------------------------    ------------

Russell R. Roth               Director and President       $       0.00

Gary G. Baldwin               Director and Treasurer       $  41,000.00

Mark Valenti                  Director and Secretary       $  38,500.00

Bill R. Williams              Director                     $       0.00

Officers and Directors        Directors and Officers       $  79,500.00
of the Company as a Group
-----------------------------------------------------------------------

Item 10.  Security Ownership of Management and Certain Security
Holders

The following table sets forth, as of December 31, 1999, the beneficial ownership of the Company's common stock by each person known by the Company to beneficially own more than 10% of the Company's common stock outstanding as of such date and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

                Name and address          Amount of             Percent
Title of class  of beneficial owner       beneficial ownership  of class(1)
--------------  -------------------       --------------------  -----------

Common          Russell R. Roth           600,000(2)             14.26%
                6767 W. Tropicana Ave.
		    Suite 220
                Las Vegas, Nevada 89103

Common          Gary G. Baldwin           500,100(3)             11.89%
                6767 W. Tropicana Ave.
                Suite 220
                Las Vegas, Nevada 89103

Common          Mark Valenti              490,177(4)             11.65%
                6767 W. Tropicana Ave.
                Suite 220
                Las Vegas, Nevada 89103

Common          Bill R. Williams                0                    0%
                6767 W. Tropicana Ave.
                Suite 220
                Las Vegas, Nevada 89103

Total of all officers and directors     1,590,277                37.80%
-----------------------------------------------------------------------
(1)	Based on 2,606,800 shares of common stock issued and
outstanding on 12-31-99, plus 1,600,000 issued options which are immediately exercisable.
(2)	This includes options to purchase 330,000 shares of the
Company's common stock on 12-31-99 at prices between $0.50
and $1.00 per share.
(3)	This includes options to purchase 300,000 shares of the
Company's common stock on 12-31-99 at prices between $0.50
and $1.00 per share.
(4)	This includes options to purchase 290,000 shares of the
Company's common stock on 12-31-99 at prices between $0.50 and $1.00 per share.

In addition, Mr. Williams was issued 32,000 shares of common stock (marked "restricted") on February 3, 2000 for the sale of his interest in BonusKeno, and Mr. Roth, Mr. Baldwin and Mr. Valenti received additional options to purchase shares of the Company's common stock at a price of $3.00 per share in the following amounts:

Russell R. Roth          21,500
Gary G. Baldwin           4,400
Mark Valenti              4,400

Share Purchase Warrants

There are outstanding warrants to purchase 38,000 shares of common stock at a price of $2 per share.

Options

The Company establish a stock option plan in April of 1998 under which it issued options to purchase 1,600,000 shares of the Company's common stock at prices ranging between $0.50 to $1.00 per share. This 1998 stock option plan was discontinued by the Board of Directors in December 1999. In January 2000, the Board of Directors approved a new Stock Options Plan under which it issued options to purchase 42,550 shares of the Company's common stock at a price of $3.00 per share.

Convertible Securities

The Company has not issued and does not have outstanding any securities convertible into shares of common stock or any rights convertible or exchangeable into shares of common stock


Item 11.  Interest of Management and Others in Certain
Transactions

Except as disclosed below, none of the following persons has any direct or indirect material interest in any transaction to which the Company is a party since the incorporation of the Company on April 28, 1998 or in any proposed transaction to which the Company is proposed to be a party:

(A)	Any director or officer of the Company;

(B)	Any proposed nominee for election as a director of the
Company;

(C)	Any person who beneficially owns, directly or
indirectly, shares carrying more than 10% of the voting rights attached to the Company's Common Stock; or

(D)	Any relative or spouse of any of the foregoing persons,
or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of the Company.

1.	Option rights issued to the officers and directors under the
1998 and 2000 Stock Option Plans, including options to purchase 920,000 shares under the Company's 1998 stock option plan at a price of between $0.50 to $1.00 per share, and, more recently, options to purchase 30,300 shares of common stock under the current 2000 stock option plan at a price of $3.00 per share.

2.	In April 1998, Mr. Mark Valenti, a director and officer of
the Company, received 200,000 shares of the Company's common stock in exchange for his intellectual property rights in the Nevada Numbers Keno games valued by the Company at $12,500 and the payment of $1,000. Mr. Valenti was also one of the shareholders and an officer of Back To Back Gaming, Inc. and a party in that company's sale of its Back to Back Roulette to Las Vegas Gaming.

3.	In April 1998, Mr. Gary Baldwin, a director and officer of
the Company, received 200,000 shares of the Company's common stock in exchange for his intellectual property rights in the names "World Series of Video Poker" and "World Championship of Video Poker" valued by the Company at $11,500 and the payment of $2,000.

4.	In April 1998, Mr. Russ Roth and Mr. Ken Maul, both directors and officers of the Company at the time, received 200,000 shares of the Company's common stock each in exchange for the payment of $13,500.

5. 	Mr. Russ Roth, the President and a director of the Company:

(a) In November of 1998, loaned the Company $25,000 for which he received 50,000 shares of the Company's common stock as repayment in February of 1999 when the Company did not repay the amount due.

(b) In March of 2000, loaned the Company $100,000 which is due and payable on or before April 30, 2000. In the event this loan is not re-paid by this due date, Mr. Roth has the option to require the Company to repay this debt by issuing 50,000 shares of common stock and 25,000 warrants exercisable at a price of $2/share for a period of one year.

6.  	Mr. Bill Williams, a director of the Company, is also a
director and the President of Imagineering Systems, Inc..  The
Company currently contracts with Imagineering to provide, develop and maintenance services for its keno software and equipment. In addition, the Company has entered into the following arrangements with Mr. Williams and/or Imagineering Systems:

	(a) On August 12, 1999, the Company entered into an agreement for the assignment of rights to install, operate, sell and lease electronic Keno systems in Puerto Rico with Keno International,
Inc., a company in which Mr. Williams is an officer, director and controlling shareholder. Under this agreement, the Company promised that in exchange for the assignment of Keno
International's license and upon the activation of the first keno game authorized under the license in Puerto Rico, it would:

a.	distribute to Keno International 50,000 shares of its common stock.  Such stock will be marked restricted;
b.	nominate Bill Williams to its board of directors, if he was
not already appointed;
c.	pay a royalty fee of $5,000 per month until the trading
value of the common stock issued under item "a" equaled or exceeded $2,000,000 and the stock could be traded under some exemption or registration under the US securities' laws, or keno ceased to be played under the license (whichever came first).

This agreement further provided that at the point in time when the operation of the keno games under the license had obtained net earnings of $1 million, the Company would distribute to Keno International an additional 150,000 shares of its common stock. Mr. Williams signed the assignment of the license rights to the Company on behalf of Keno International, and has since been appointed to the Company's board of directors.

The first keno game in Puerto Rico has not as yet been authorized and therefore the Company's obligation to pay the shares and fees described above has not become effective.

	(b) On August 12, 1999, the Company also entered into an agreement for the set up and operation of a keno route in Nevada with Mr.
Williams and Carl Conti. Under this agreement, the Company promised that in exchange for Mr. Williams' and Mr. Conti's agreement to set up and operate a keno route in Nevada with at least five linked keno games and assign any rights they had to contracts with casinos in Nevada, they would:

a.	distribute to them 50,000 shares of its common stock.  Such
stock will be marked restricted;
b.	nominate Bill Williams to its board of directors, if he was
not already appointed;
c.	pay a royalty fee of $5,000 per month until the trading value of the common stock issued under item "a" equaled or exceeded
$2,000,000 and the stock could be traded under some exemption or registration under the US securities' laws, or the route ceased to be operated (whichever came first).

This agreement further provided that at the point in time when the operation of the Nevada route had obtained net earnings of $1 million, the Company would distribute to Mr. Williams and Mr.
Conti an additional 150,000 shares of its common stock.

The required keno route in Nevada has not as yet been set up and therefore the Company's obligation to pay the shares and fees described above has not become effective.

(c) On November 18, 1999, the Company obtained an option to acquire all of the shares of Imagineering owned by Mr. Williams (which comprise approximately 54% of Imagineering's issued shares). This option was obtained in exchange for a loan to Mr. Williams from the Company in the amount of $25,000 and the promise to deliver to Mr. Williams 150,000 shares of Las Vegas Gaming Common Stock in the event the option is exercised. In the event the option is not exercised within 6 months, Mr. Williams is required to re-pay this loan at 8% interest over a five year period in semi-annual payments.

(d) On January 6, 2000, the Company entered into an agreement with Mr. Williams and others to purchase all of their rights and interest in the Bonus Keno game, including but not limited to certain hardware as well as software, trademark and logo rights. These rights and items were obtained in exchange for 32,000 shares of the Company's common stock.

Item 12.  Securities Being Registered

The securities being registered are the shares of the Company's common stock, par value $0.001 per share. Under the Company's Articles of Incorporation, the total number of shares of all classes of stock that the Company shall have authority to issue is 25,000,000 shares of common stock, par value $0.001 per share (the
"Common Stock").   As of December 31, 1999, a total of 2,606,800
shares of Common Stock were issued and outstanding.

Common Stock

Holders of Common Stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of Common Stock, including the election of directors. Holders of Common Stock do not have cumulative voting rights in the election
of directors.   Holders of a majority of the voting power of the
capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of the Company's stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Company's Articles of Incorporation.

Holders of Common Stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the Board of Directors, from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the affairs of the Company, all assets and funds of the Company remaining after the payment of all debts and other liabilities shall be distributed, pro rata, among the holders of the Common Stock. Holders of Common Stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Transfer Agent

Pacific Stock Transfer Company is the transfer agent for the
Shares.   Pacific Stock Transfer Company is located at 5844 South
Pecos Road, Suite D, Las Vegas, Nevada 89120.

                             PART II


Item 1. Market Price of and Dividends on the Registrant's Common
Equity and Other 	  Stockholder Matters

There is no present public market for the Company's Common Stock. The Company anticipates applying to have the Common Stock traded on the OTC Bulletin Board upon effectiveness of this registration statement. There is no assurance that a public market will materialize.

As of the date of this registration statement, there were one hundred and seventy five (175) registered shareholders in the Company.

None of the holders of the Company's Common Stock have any right to require the Company to register any shares of the Company's
Common Stock pursuant to the Securities Act of 1933 (the "1933
Act").

The Company has not declared any dividends on its Common Stock since its inception in April, 1998. There are no dividend restrictions that limit the Company's ability to pay dividends on Common Stock. Payment of dividends on the Common Stock is within the discretion of the Board of Directors and will depend upon the Company's future earnings, its capital requirements, financial condition and other relevant factors. It should be noted that the Company currently has no plan to declare any dividends in the foreseeable future.

No common equity is subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Company.

Item 2.  Legal Proceedings

The Company is not a party to any material legal proceedings, and to the Company's knowledge no such proceedings are threatened or contemplated.

Item 3.  Changes in and Disagreements with Accountants

The Company has had no changes in or disagreements with its accountants since its incorporation in April, 1998.

Item 4.  Recent Sales of Unregistered Securities

On April 28, 1998, the Company completed the sale of 800,000 shares of its Common Stock to its four (4) initial officers and directors under section 4(2) of the Securities Act in exchange for a combination of cash and intellectual property rights. These
shares have been marked "restricted".    See Item 11.  Interest of
Management and Others in Certain Transactions.

On July 21, 1998, the Company completed the sale of 1,364,000 shares of Common Stock to 20 investors for $.50 per share pursuant to Rule 504 of Regulation D of the Securities Act. The offering was completed to persons known to the officers and directors of the Company.

On August 12, 1998, the Company and Back to Back Gaming, Inc. entered into an asset purchase agreement in order to acquire all of the assets of B2B. The Company purchased these assets, in part, for 75,000 shares of its Common Stock at a deemed value of $0.50 per share. These shares were issued pursuant to Section 4(2) of the 1933 Act and have been marked "restricted".

In February 1999, the Company issued out 50,000 shares of common stock to Russell Roth, the Company's President and a member of its board of directors, in exchange for the cancellation of a $25,000 debt. These shares were issued pursuant to Section 4(2) of the 1933 Act and have been marked "restricted".

On April 6, 1999, the Company completed the sale of 146,500 shares of Common Stock to 24 investors for $1.00 per share pursuant to Rule 504 of Regulation D of the Securities Act. The offering was completed to persons known to the officers and directors of the Company.

On August 2, 1999, the Company completed the sale of 98,500 shares of Common Stock to 18 investors for $1.00 per share pursuant to Rule 504 of Regulation D of the Securities Act. The offering was completed to persons known to the officers and directors of the Company.

On November 29, 1999, the Company completed the sale of 28,500 shares of Common Stock to 4 investors for $2.00 per share pursuant to Rule 504 of Regulation D of the Securities Act. The offering was completed to persons known to the officers and directors of the Company.

On December 13, 1999, the Company issued 2,700 shares of Common Stock to 21 individuals as part of a prize at a golf tournament promotion.
The offering was completed to persons known to the officers and directors of the Company. These shares were issued pursuant to Section 4(2) of the 1933 Act and have been marked "restricted".

On March 30, 2000, the Company completed the sale of 54,750 shares of Common Stock to 22 investors for $3.00 per share pursuant to Rule 504 of Regulation D of the Act. The offering was completed to persons known to the officers and directors of the Company.

Item 5.  Indemnification of Directors and Officers

The officers and directors of the Company are indemnified as provided under the Nevada Revised Statutes and the Bylaws of the Company.

Under the NRS, director immunity from liability to a corporation or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a corporation's articles of incorporation (which is not the case with the Company's Articles of Incorporation). Excepted from that immunity are: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (iii) a transaction from which the director derived an improper personal profit; and (iv) willful misconduct.

The Bylaws provide that the Company shall indemnify any person made a party to an action by or in the right of the Company to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director, officer, or employee of the Corporation, against the reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense of such action, or in connection with an appeal therein, except in relation to matters as to which such person is adjudged to have breached his duty to the Company. The Company will indemnify any person made a party to an action against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action, if such person acted in good faith, for a purpose which he reasonably believed to be in the best interests of the Company, and, in criminal actions, had no reasonable cause to believe that his conduct was unlawful. Such rights of indemnification do not exclude other rights to which such person may be entitled.


Any indemnification shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the Director, Officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the above paragraphs.

                             PART F/S

                       FINANCIAL STATEMENTS

The Company's audited Financial Statements, as described below, are attached hereto.

1.	Audited financial statements for the period from inception
(April 28, 1998) to December 31,1999, including:

(a)	Balance Sheet;

(b)	Statement of Operations;

(c)	Statement of Stockholders' Equity;

(d)	Statement of Cash Flows;

(e)	Notes to Financial Statements.

                               LAS VEGAS
                               GAMING, INC.
                               (A Development
                               Stage
                               Enterprise)


                               FINANCIAL
                               STATEMENTS


                               FOR THE PERIOD
                               FROM INCEPTION
                               (APRIL 28,
                               1998) TO
                               DECEMBER 31,
                               1999

LAS VEGAS GAMING, INC.
(A Development Stage Enterprise)
FOR THE PERIOD FROM INCEPTION (APRIL 28, 1998) TO DECEMBER 31, 1999


                            CONTENTS

                                                          PAGE

Independent auditors' report                                 1

Financial statements:
      Balance sheet                                          2
      Statements of operations                               3
      Statement of stockholders' equity                      4
      Statements of cash flows                               5
      Notes to financial statements                        6-8

                  INDEPENDENT AUDITORS' REPORT


Board of Directors
Las Vegas Gaming, Inc.
Las Vegas, Nevada



We have audited the balance
sheet of Las Vegas Gaming,
Inc. (a development stage
enterprise) as of December 31,
1999, and the related
statements of operations,
stockholders' equity and cash
flows for the year then ended
and for the period from
inception (April 28, 1998) to
December 31, 1998.  These
financial statements are the
responsibility of the
Company's management. Our
responsibility is to express
an opinion on these financial
statements based on our audit.

We conducted our audits in
accordance with generally
accepted auditing standards.
Those standards require that
we plan and perform the audits
to obtain reasonable assurance
about whether the financial
statements are free of
material misstatement.  An
audit includes examining, on a
test basis, evidence
supporting the amounts and
disclosures in the financial
statements.  An audit also
includes assessing the
accounting principles used and
significant estimates made by
management, as well as
evaluating the overall
financial statement
presentation.  We believe that
our audit provides a
reasonable basis for our
opinion.

In our opinion, the financial
statements referred to above
present fairly, in all
material respects, the
financial positions of Las
Vegas Gaming, Inc. as of
December 31, 1999, its results
of development stage
operations and its cash flows
for the periods presented in
conformity with generally
accepted accounting
principles.

The accompanying financial
statements have been prepared
assuming that the Company will
continue as a going concern.
As discussed in Note 8, the
Company's ability to commence
full operations is dependent
upon the successful completion
of its public offering and
obtaining other sources of
capital to fund the
development and marketing of
its products.  This condition
raises substantial doubt as to
the Company's ability to
continue as a going concern.
Management's plans in regard
to this matter are also
described in Note 8.  The
financial statements do not
include any adjustments that
might result from the outcome
of this uncertainty.


/s/ Piercy, Bowler, Taylor & Kern

January 28, 2000

LAS VEGAS GAMING, INC.
(A Development Stage Enterprise)
BALANCE SHEET
DECEMBER 31, 1999


ASSETS

Current assets:
   Cash                                                      $     19,545
   Accounts receivable                                              1,741
                                                             ------------
                                                                   21,286
                                                             ------------
Equipment and software,
  less accumulated depreciation of $112,731                       173,446
                                                             ------------

OTHER ASSETS:
   Patents and other intangibles, net                             196,778
   Loan receivable                                                 25,000
   Deposits                                                         1,242
                                                             ------------
                                                                  223,020
                                                             ------------
                                                              $   417,752
                                                             ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
   Current portion of long-term debt                          $    32,545
   Account payable                                                 75,483
                                                              -----------
                                                                  108,028
                                                              -----------
Long-term debt, less current maturities                            54,937
                                                              -----------

Stockholders' equity:
   Common stock, $.001 par, 25,000,000 shares authorized,
     2,619,300 shares issued                                        2,619
   Additional paid-in capital                                   1,103,013
   Deficit accumulated during development stage                  (850,845)
                                                              -----------
                                                                  254,787
                                                              -----------
                                                              $   417,752
                                                              ===========


See notes to financial statements.

LAS VEGAS GAMING, INC.
(A Development Stage Enterprise)
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1999 AND FOR THE PERIOD FROM
INCEPTION (APRIL 28, 1998) TO DECEMBER 31, 1998


                                                                From
                                                             Inception
                                                             December 31,
                                               1999             1998
                                          --------------   --------------

Sales                                     $      33,788    $      31,952

General and Administrative expenses            (377,148)        (350,982)

Write-down of patents and intangibles                           (120,000)

Write-off of purchase option                                     (75,000)

Interest Income                                     640            5,905
                                          --------------   --------------
Net Loss                                  $    (342,720)   $    (508,125)
                                          ==============   ==============



See notes to financial statements.

LAS VEGAS GAMING, INC.
(A Development Stage Enterprise)
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 1999 AND FOR THE PERIOD FROM
INCEPTION (APRIL 28, 1998) TO DECEMBER 31, 1998

                                                        Deficit
                                                        accumulated
                                            Add-        during
                                            itional     develop-
                           Common Stock     Paid-in     ment
                         Shares  Par Value  Capital     stage        Total
                     ---------- ----------  ----------  ------------ ----------
Common shares sold
  in 1998 to:
   Officers and
     Directors        1,000,177  $   1,000  $  153,000               $ 154,000
   Others             1,243,823      1,244     620,756                 622,000

Offering costs                                 (29,248)

Net loss                                                 (508,125)    (508,125)
                     ---------- ----------  ----------  ------------ ----------

Balances,
  December 31, 1998   2,244,000      2,244     744,508   (508,125)     238,627

Common shares sold
  in 1999 to:
   Officers and
    Directors            50,100         50      25,250                  25,300
   Others               325,200        325     413,875                 414,200

Offering costs                                 (80,620)                (80,620)

Net loss                                                 (342,720)    (342,720)

Balances,
  December 31, 1999   2,619,300 $    2,619  $1,103,013  $(850,845)   $ 254,787
                     ========== ==========  ==========  ============ =========


See notes to financial statements.

LAS VEGAS GAMING, INC.
(A Development Stage Enterprise)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 1999 AND FOR THE PERIOD FROM
INCEPTION (APRIL 28, 1998) TO DECEMBER 31, 1998


                                                                     From
                                                             Inception to
                                                              December 31,
                                                   1999              1998
                                               ------------  ------------

Operating activities:
  Net Loss                                       ($342,720)      (508,125)
  Adjustments to reconcile net loss to net
    Cash used in operating activities
     Depreciation and amortization                 163,212         66,741
     Write-down of patents and intangibles
       and write-off of purchase option                           195,000
     Compensation for services with
       common stock                                 19,000          2,500
     Change in operating assets (increase)
       and liabilities (decrease):
        Accounts and note receivable                20,233        (21,974)
        Deposits                                     3,346         (4,588)
        Accounts payable                           (23,328)        38,811
                                               ------------  ------------
  Net cash used in operating activities           (160,257)      (231,635)
                                               ------------  ------------

Investing activities:

  Deferred offering costs                          (80,620)       (29,248)
  Purchase of equipment                            (62,662)       (51,864)
  Purchase of intangible assets                    (10,000)      (340,000)
  Purchase option acquisition                                     (75,000)
                                               ------------  ------------
  Net cash used in investing activities           (153,282)      (496,112)
                                               ------------  ------------

Financing activities:

  Proceeds from sale of common stock               395,500        712,000
  Repayment of borrowings                          (46,669)
  Loan to seller of purchase option                (25,000)
  Borrowing form stockholder                                       25,000
                                               ------------  ------------
  Net cash provided by financing activities        323,831        737,000
                                               ------------  ------------

Increase (decrease) in cash                         10,292          9,253

Balance, beginning of period                         9,253
                                               ------------  ------------
Balance, end of period                             $19,545        $9,253
                                               ============  ============


Supplemental disclosure of non-cash
  financing and investing activities:

   Common stock issued for services                $19,000        $2,500
                                               ============  ============
   Shareholder loan repaid with common
     Stock                                         $25,000       $24,000
                                               ============  ============
   Equipment purchased with notes payable                       $134,151
                                                             ============

   Equipment purchased with common stock                         $37,500
                                                             ============

   Intangible assets purchased with rights
     to common stock                              $60,000
                                               ============


See notes to financial statements.

LAS VEGAS GAMING, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS

1.	Summary of significant
accounting policies:

Nature of business.  The Company
is a development stage enterprise
and, therefore, as of December
31, 1999, has not commenced full
business operations.  The Company
is in the process of acquiring
and developing casino games to be
marketed to the gaming industry.
 The Company's future operations
could be affected by adverse
changes in local and regional
economic conditions in Nevada and
in various other gaming
jurisdictions.

Offering costs.  The Company has
offered its unregistered common
stock to the public to raise a
maximum of $1,000,000 annually on
a "best efforts" basis; and, it
used one of its
officers/directors who is a
licensed security broker to sell
the common stock. The offerings
are intended to be exempt from
registration with the United
States Securities and Exchange
Commission under the Securities
Act of 1933 pursuant to Rule 504
promulgated there under.  The
costs of the offerings have been
offset against the proceeds to
date.

Use of estimates.  Timely
preparation of financial
statements in conformity with
generally accepted accounting
principles requires management to
make estimates and assumptions
that affect reported amounts and
disclosures, some of which may
require revision in future
periods.

Equipment and software.
Equipment and software are stated
at cost.  Depreciation is
provided by the straight-line
method over the estimated useful
lives for the assets.

Advertising costs:  Costs for
advertising are expensed in
current period and totaled
$35,107 and $29,304 for 1999 and
1998 respectively.

Research and development.  The
Company incurs no research and
development costs and, instead,
contracts with technical resource
companies on a revenue sharing
basis to develop needed
components for its casino games.

Patents and other intangibles.
Patents and patents pending and
other intangibles are amortized
over 3 years.

Stock compensation awards.  The
Company has adopted Financial
Accounting Standard Board
Statement No. 123, Accounting for
Stock-Based Compensation, for
valuing compensatory stock and
option awards.



2.	Equipment and software:

Equipment and software at
December 31, 1999 consists of:

Equipment                          $    161,177
Software                                125,000
                                   ------------
                                        286,177
Less Accumulated Depreciation          (112,731)
                                   ------------
                                   $    173,446
                                   ============

3.	Acquisitions:

Option to purchase T.J.
Wholesale.  The Company entered
an option agreement on July 10,
1998, to purchase the stock of
T.J. Wholesale.  The agreement
was terminated in March 1999,
therefore, the related option
payments totaling $75,000 have
been written off as of December
31, 1998.

Purchase of "4-Play" games.
During 1998, the Company
purchased the rights to games
known as "4-Play," referred to by
the Company as "Nevada Numbers,"
"World Series of Video Poker" and
"World Championship of Video
Poker," from officers/directors
(Note 4).  "4-Play," a variation
of keno, encompasses a game that
stems from the selection of 4
numbers instead of 20 numbers, as
played in a regular game of keno.
 The Company has entered into an
agreement with Imagineering
Systems, Inc. for the development
of software for the operation of
the "4-Play" game in exchange for
$.04 per ticket issued which
would be paid to Imagineering
Systems, Inc. (Note 7).

Purchase of "B2B" game.  The
Company entered into an agreement
on June 21, 1998 to purchase a
roulette game known as "Back to
Back" (B2B) from Back to Back
Gaming, Inc.  The terms of the
agreement provided for a purchase
price of $515,000, plus the
issuance of 75,000 common shares
valued at $.50 per share or
$37,500, with a $15,000 cash
deposit (paid on April 28, 1998),
which was applied to the purchase
price.  On August 12, 1998, the
agreement was amended, and the
Company paid $375,000 in cash and
issued a promissory note in the
amount of $125,000, payable in
monthly installments with
principal and interest at 8%,
with the balance due July 2002
(Note 6).  The 75,000 common
shares were also issued to the
seller.  In addition, the seller
received options to purchase
200,000 additional shares of
common stock at $.50 per share.
No value was assigned to these
options for accounting purposes.

Subsequent to the purchase,
management has determined that
the non-progressive version of
the B2B game has no

LAS VEGAS GAMING, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS

continuing value, therefore,
has written down $120,000 of
the original purchase price.

The remaining costs were
allocated to related assets as
follows:

Equipment and software          $   212,500
Property rights, including
  patents                           109,000
Non-compete agreements              111,000
                                -----------
Adjusted cost, before
  amortization and
  depreciation                  $   432,500
                                ===========

The Company is negotiating a
revenue sharing agreement with a
technical services provider for
the development of the tracking
control system for the
progressive B2B games (Note 7).

Purchase of Bonus Keno game.
During 1999, the company
purchased 50% the rights to the
game "Bonus Keno" for $70,000,
$10,000 in cash and an agreement
to issue 20,000 shares of common
stock.  In 2000, the Company
purchased an additional 30% of
the rights for 48,000 shares of
common stock.

Option to purchase Imagineering
Systems, Inc.  The Company loaned
$25,000 to the owner of
Imagineering Systems, Inc. in
exchange for an option to buy
100% of his 54% interest in
Imagineering Systems, Inc. for
150,000 shares of the Company's
common stock plus forgiveness of
the loan.  If the Company does
not exercise its option by May
18, 2000, the owner agrees to
repay the loan in semi-annual
payments over five years plus
interest at 8%.  The option
period can be extended for six
months at the sole discretion of
the Company at no additional
cost.  The Company currently
intends to exercise its option,
and will be required to obtain a
Nevada gaming license before the
purchase can be completed (Note
5).

4.	Related party transactions:

Common stock issued to
officers/directors.  During 1998,
common stock issued to the
Company's officers/directors
included 400,000 shares at $.0675
per share, 200,000 shares at $.50
per share, 200,000 shares at
$.005 per share plus the "Nevada
Numbers" game (valued at $12,500,
which computes to $.06258 per
share), and 200,000 shares, at
$.01 per share plus the "World
Series of Video Poker" and "World
Championship of Video Poker"
games (valued at $11,500, which
computes to $.0575 per share).

Stockholders loan.  During 1999,
the Company issued 50,000 shares
of common stock in repayment of a
$25,000 loan received from a
stockholder/officer/director in
November 1998.

Stock option plan.  Under a stock
option plan (the Plan), the
officers and directors have been
granted options to purchase up to
600,000 shares in the aggregate
at $.50 per share and 330,000
shares in the aggregate at $1.00
per share, the estimated fair
value of the shares at the time
of the grants.  Accordingly, no
compensation has been recorded
for these grants.  The options
are fully vested and expire on
April 28, 2008.  Under the Plan,
an additional 1,000,000 shares
may be granted.

5.	Gaming regulations and
licensing:

The Company is currently not
subject to regulation in
jurisdictions in which its
products are leased or used by
persons or entities licensed to
conduct gaming activities.
However, the Company is seeking
licensure in several gaming
jurisdictions including Nevada,
among others, so that the Company
may participate in the gaming
revenues produced by its
products.  Failure to obtain and
retain the necessary licenses
would prevent the Company from
fully implementing its business
plans and have a material adverse
effect on the Company.

On January 28, 2000, the Company
submitted an application for
licensure in Nevada and deposited
$50,000 with the State of Nevada,
50% of the estimated cost of the
investigation.

6.	Long-term debt:

Long-term debt consists of an
unsecured note payable, due
$3,195 per month, including
interest at 8%, through July
2002.

Annual maturities are as follows:

2000     $  32,545

2001        35,246

2002        19,691
         ---------
         $  87,482
         =========


7.	Dependence on single-source
suppliers:

The Company depends on single-
source suppliers for components
for certain of its games.  The
failure by any single-source
supplier to furnish the Company
with components meeting its
performance specifications,
quality standards or delivery
schedules could have a material
adverse

LAS VEGAS GAMING, INC.
(A Development Stage Enterprise)
NOTES TO FINANCIAL STATEMENTS

effect on the Company's
business, financial condition and
results of operation.

8.	Management's plans:

To become fully operational, the
Company must raise additional
capital.  In this regard,
management expects to complete an
exempt offering of 200,000 shares
at $3.00 per share ($600,000 less
expected offering costs of
approximately $50,000) and raise
additional capital through
private equity placement and/or
debt financing.  The Company's
plans also include completing a
Form 10 registration with the
Securities and Exchange
Commission that could provide
additional means for raising
capital.  Once operational,
management believes, but there is
no assurance, that future
placements of its products will
result in profitable operations
and positive cash flows.

The Company's inability to
complete the exempt public
offering, and obtain additional
capital necessary to acquire,
develop and expand its products,
could prevent the Company from
commencing and maintaining
profitable operations and
continuing as a going concern.
The financial statements,
however, have been prepared
assuming the Company will
continue as a going concern, and
reflect no adjustments that might
result from the outcome of these
uncertainties. Because of these
uncertainties, however, no effect
has been given in the financial
statements to any future income
tax benefit of the loss recorded
to date.

                              PART III

                          INDEX TO EXHIBITS


Exhibit 3.1:      Articles of Incorporation

Exhibit 3.2:      Bylaws of the Company

Exhibit 6.1:      Agreement for Set Up and Operation of Keno
                  Route with Bill Williams and Carl Conti

Exhibit 6.2:      Agreement for Assignment of Rights with Keno
                  International, Inc.

                            SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:	April 14, 2000


                                  LAS VEGAS GAMING, INC.


                             By:  /s/ Russell Roth
                                  _______________________________
                                  RUSSELL ROTH
                                  Director, President and Chief
                                  Executive Officer

                                38